Exhibit 99.93

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company”)
1200 Waterfront Centre, 200 Burrard Street
PO Box 48600
Vancouver, BC V2E 2E9

Item 2:	Date of Material Change

February 4, 2022 and February 11, 2022

Item 3:	News Release

News releases with respect to the material change referred to in this report were disseminated by the Company on January 12, 2022, January 13, 2022, February 4, 2022 and February 11, 2022 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On February 4, 2022, the Company completed its previously announced "bought deal" public offering of units of the Company ("Units") for aggregate gross proceeds of $45 million (the "Offering"). The Offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. and including Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the "Underwriters"), and consisted of the sale of 18,750,000 Units at a price of $2.40 per Unit (the "Offering Price").

On February 11, 2022, the Underwriters partially exercised their over-allotment option in connection with the Offering (the “Over-Allotment Option”) to acquire an additional 808,333 Warrants (as defined below) at a price of $0.20 per Warrant for additional gross proceeds of $161,666.60.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On February 4, 2022, the Company completed the Offering. The Offering was conducted by the Underwriters and consisted of the sale of 18,750,000 Units at a price of the Offering Price.

Each Unit consisted of one common share in the capital of the Company (“Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of $3.10 until February 4, 2024.

On February 11, 2022, the Underwriters partially exercised their Over-Allotment Option to acquire an additional 808,333 Warrants. The partial exercise of the Over-Allotment Option brings the total number of Common Shares and Warrants issued pursuant to the Offering to 18,750,000 and 10,183,333, respectively, for aggregate gross proceeds of $45,161,666.60.

The Warrants were listed and posted for trading on the NEO under the ticker symbol "WNDR.WT" effective at market open on February 11, 2022.

The securities issued pursuant to the Offering were offered by way of a short form prospectus of the Company in all provinces and territories of Canada, other than Québec. The Company also obtained shareholder approval in connection with the Offering in accordance with the requirements of the NEO.

The Company intends to use the net proceeds of the Offering to partially fund the purchase price of the Company's previously announced acquisition of First Ledger Corp., the parent company of Bitbuy Technologies Inc., to fund growth initiatives and for general corporate purposes.

In connection with the Offering, the Underwriters received a cash commission equal to 6.5% of the gross proceeds from the sale of the Units (other than in respect of Units sold to certain president's list purchasers, in which case the commission was reduced to 3.25%), and non- transferable broker warrants ("Broker Warrants") to purchase that number of Common Shares that is equal to 6.5% of the number of Units sold pursuant to the Offering (other than in respect of Units sold to certain president's list purchasers, in which case the number was reduced to 3.25%). Each Broker warrant entitles the holder to acquire one Common Share at a price $3.10 until February 4, 2024.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,
WonderFi Technologies Inc.
Telephone: (778) 843-9637

Item 9:	Date of Report

February 14, 2022.

Caution Regarding Forward-Looking Information and Statements:

This material change report includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the intended use of proceeds of the Offering; and expectations for other economic, business, and/or competitive factors.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward- looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward- looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward-looking information and/or forward- looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

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